

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2012

<u>Via E-mail</u>
Arnold Tinter
Chief Financial Officer
T.O Entertainment, Inc.
1175 Osage #204
Denver, CO 80204

> **Re: T.O Entertainment, Inc.**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed April 10, 2012**
> **File No. 000-53340**

Dear Mr. Tinter:

We have reviewed your responses to the comments in our letter dated January 30, 2012 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to our prior comment 2. We also note that in a risk factor on page 7 you state that you have "significant outstanding indebtedness" of $4,697,805. All of this debt is guaranteed by your chief executive officer. Please advise us why you do not consider these guarantees to be material agreements. If the guarantees securing your significant debt are material agreements, please briefly describe them in your filing and file them as exhibits to your Form 8-K. Similarly advise regarding the convertible bonds.

2. We note your response to our prior comment 3. Please revise throughout your filing to refer to "T.O Entertainment, Inc." instead of IBI Acquisitions, Inc., if you are making a reference to the company after the name change took place. This appears that it would also include the name of the Registrant on the front cover page. Please also include disclosure regarding the date that the name change occurred.

Description of Business, page 4

Corporate History, page 4

3. We note your response to our prior comment 4. Please revise your disclosure on pages 5, 21 and 30 to disclose all cumulative losses in parenthesis.

Risk Factors, page 20

4. Please include a risk factor discussing your convertible bond and the possible dilutive effect if the holder elects to convert the bond to common stock. Include in the risk factor the conversion mechanism and conversion price.

We have significant amounts of outstanding indebtedness, page 21

5. You indicate that some of your outstanding bank loans are due and payable in 2012. Please revise here to indicate when in 2012 the loans are due or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations for the Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010, page 31

6. We note from your response to our prior comment 21 and your revised disclosure on page 31 that you have revised to disclose how cost of revenue is calculated and to explain why ultimate revenues may fluctuate in a given period. However, we still do not believe that you have appropriately explained why cost of revenue increased in 2011 compared to 2010 based on dollar amounts but decreased as a percentage of revenue. Please revise to clearly explain the reason for the changes during 2011 in cost of revenue.

Summary, page 35

7. We note your response to our prior comment 26. If you currently do not have financing available to you, please revise to make that clear.

Director Independence, page 37

8. Please revise your description of the NASDAQ director independence rule. We note that the payment threshold has been raised from $60,000 per year to $120,000 per year.

Audited Financial Statements for the Year Ended March 31, 2011

Notes to the Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Investments in Animation Films, page F-9

9. We note from your response to our prior comment 33 that you have revised the
    statements of operations and comprehensive loss to present the income from
    unconsolidated entities as a separate line item below operating loss, rather than as part of
    revenue. In light of the significance of the income in unconsolidated entities to your net
    loss for 2011, please revise the notes to the financial statements to include the disclosures
    required by ASC 323-10-50, specifically ASC 323-10-50-3(c).

Note 10. Convertible Bonds, page F-16

10. We note from your response to our prior comment 35 and your revised disclosure in Note
    10 that when the holder elects to convert the bond, he receives a warrant and uses the
    debt as payment for the warrant. Please clarify for us if the terms of the warrant include a
    purchase price of $724.22 per share which is disclosed in Note 10 as the conversion
    price. Also, as previously requested, in light of the fact that your stock is not currently
    trading in an active market, please tell us and disclose how you determined or calculated
    the stock price on grant date used to value the embedded derivatives.

Unaudited Interim Financial Statements for the six months ended September 30, 2011

Note 3. Summary of Significant Accounting Policies, page FF-5
Investments in Animations Films, page FF-7

11. We note your disclosure that there is no income recognized as there was no income from
    unconsolidated entities for the six month periods ended September 30, 2011 and 2010. In
    light of the fact that you had a significant amount of income recognized for the year
    ended March 31, 2011 related to your unconsolidated entities, please explain to us why
    no income has been recognized in either six month period ended September 30, 2011 or
    2010.

Note 8. Share Based Compensation, page FF-10

12. We note your response to our prior comment 41 and your revised disclosure in Note 8,
    however we do not believe that you have adequately addressed our prior comment. As
    previously requested, please revise your disclosure in this note and elsewhere in your
    filing, as applicable, to disclose amounts in your reporting currency, US Dollars in

addition to the amounts presented in Japanese Yen. For example, your disclosure that on June 22, 2011, 216 options granted during the year of 2005 were exercised at a price of ¥16,667, should be revised to include the exercise price in US Dollars. Please revise accordingly.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: via E-mail
        Gary Joiner, Esq.